UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58

Board of Trade (NIRE) No. 33.300.262539

Publicly-Held Company

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

CALL NOTICE

The Chairman of the Board of Directors of TELE NORTE LESTE PARTICIPAÇÕES S.A. (“Company”) call the Shareholders of the Company to attend the Extraordinary General Shareholders’ Meeting to be held on May 23, 2011, at 10:30 a.m., at the Company’s headquarters, located at Rua Humberto de Campos, No. 425, 8th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, to decide on the following Agenda: (i) issuance by the Company of unsecured, simple, non-convertible, single-series debentures in the amount of up to R$1,500,000,000.00 (one billion, five hundred million reais); (ii) delegation of powers to the Board of Directors to decide on or alter the conditions dealt with in paragraph 1 of article 59 of Law No. 6,404/1976, as amended; and (iii) authorization to the Executive Officers of the Company to take all of the necessary measures to issue the debentures.

GENERAL INSTRUCTIONS:

1. All documents related to the Agenda are available to the Company’s shareholders at the Company’s headquarters.

2. Shareholders wishing to be represented by an attorney-in-fact must forward their respective proxies, conferring special powers, and, in case of legal entities, a copy of the corporate acts and/or documents corroborating such proxy, in a sealed envelope, to the Company’s Legal Department, at Rua Humberto de Campos No. 425, 5th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, between 9:00 a.m. and 12:00 p.m. or between 2:00 p.m. and 6:00 p.m., until May 18, 2011. This measure is intended to expedite the process of registration of the shareholders present at the Meeting.

3. Shareholders whose shares are registered with Stock Exchanges’ Fungible Custody of Registered Shares (Custódia Fungível de Ações Nominativas das Bolsas de Valores) and who wish to attend this Meeting must present a statement of share ownership, issued by their custodian, dated as of May 18, 2011.

Rio de Janeiro, May 6, 2011.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2011

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer and Investor Relations Officer